Mail Stop 3561

October 16, 2008

David Schlapbach
Executive Vice President, General Counsel and Secretary
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

      Re: The Western Union Company
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed February 26, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed April 8, 2008
             File No. 001-32903

Dear Mr. Schlapbach:

     We have completed our review of your Form 10-K for the fiscal year ended December 31, 2007 and have no further comments at this time.

             Sincerely,

             H. Christopher Owings
             Assistant Director